Exhibit (a)(5)(e)

News Release

Genesys Completes Tender Offer to Acquire SoundBite

Leading the Cloud Contact Center Market, Genesys Cloud Now Powers Over 1,200 Customers

DALY CITY, California, July 2, 2013 — Genesys Telecommunications Laboratories, Inc. today announced that the tender offer by its direct wholly-owned subsidiary, Sonar Merger Sub Inc., to acquire all of the outstanding shares of common stock of SoundBite Communications, Inc. (NASDAQ: SDBT) expired at 12:00 midnight, New York City time, on July 1, 2013. All shares that were validly tendered into the offer and not properly withdrawn have been accepted for payment and will be paid promptly in accordance with the terms of the offer.

As previously announced, pursuant to the merger agreement among Sonar Merger Sub, SoundBite and Genesys, Sonar Merger Sub commenced a tender offer on June 4, 2013 to acquire all of the outstanding shares of common stock of SoundBite for $5.00 per share, net to the seller in cash without interest and less taxes required to be withheld.

The depositary for the tender offer has advised that, as of the offer’s expiration, 16,067,612 shares of common stock of SoundBite have been validly tendered and not properly withdrawn pursuant to the tender offer. Those shares represent approximately 97% of the outstanding shares of SoundBite.

Sonar Merger Sub and SoundBite will promptly complete a “short-form” merger under Delaware law and SoundBite will become a direct wholly-owned subsidiary of Genesys. The merger is expected to be completed on or about July 3, 2013. As a result of the merger, any shares of SoundBite common stock not previously tendered will be cancelled and shall cease to exist and (other than shares owned by SoundBite (including treasury shares), Genesys, Sonar Merger Sub, or by stockholders of SoundBite who have exercised their appraisal rights pursuant to Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the same $5.00 per share in cash paid in the tender offer. Following the merger, SoundBite’s common stock will cease to be traded on The NASDAQ Global Market.

News Facts:

•	Genesys completes tender offer to acquire SoundBite.

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The acquisition will contribute approximately $50 million in cloud-based revenue to Genesys, bringing the total to over $135 million for Genesys’ growing cloud business. The acquisition will bring Genesys additional expertise in developing, marketing, and selling cloud-based customer engagement solutions and will add approximately 450 new end-customers to its existing base of 800 Genesys cloud customers. Combined with Genesys’ current cloud business, SoundBite will further extend Genesys’ leadership position in cloud solutions for marketing, sales, and customer service.

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With the addition of SoundBite’s market-leading applications, Genesys will enrich its portfolio of cloud-based solutions for marketing, sales and collections departments, and strengthen its ability to address additional user communities across the enterprise.

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The SoundBite applications complement the Genesys cloud-based customer engagement solutions with additional mobile capabilities, including self-service text messaging and mobile marketing capabilities, including mobile coupons, in-store marketing, mobile web sites, and on-package QR codes.

Supporting Quote:

“The completion of this tender marks an important step in our effort to bring the industry’s most comprehensive portfolio of self-service and contact center cloud solutions to market,” said Paul Segre, President and CEO of Genesys. “We are excited by the opportunity to offer customers new business-user applications for marketing, self-service, payments and collections with the SoundBite acquisition.”

About Genesys

Genesys is a leading provider of customer engagement and contact center solutions. With more than 3,500 customers in 80 countries, Genesys orchestrates more than 100 million customer interactions every day across the contact center and back office, helping companies deliver fast and optimal levels of customer service with a highly personalized cross-channel customer experience. Genesys also prioritizes the flow of work to back office personnel resulting from any customer interaction, internal workflow or business application, optimizing the performance and satisfaction of customer-facing employees across the enterprise.

www.genesyslab.com

Cautionary Note Regarding Forward Looking Statements

Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements regarding the expected timing of the completion of the transaction and the ability to complete the transaction considering the various closing conditions, are forward-looking statements within the meaning of the federal securities laws and are subject to risks, uncertainties and assumptions. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to the timing of the tender offer and merger, the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, clients, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of SoundBite’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in SoundBite’s filings with the Securities and Exchange Commission, including the factors set forth in SoundBite’s most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by Genesys and Sonar Merger Sub, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by SoundBite. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this filing.

CONTACT

Dominic Weeks (SHIFT Communications)

genesys@shiftcomm.com

617-779-1800